SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press announcement, dated February 6, 2006, containing the Registrant’s results of operations for the three months ended December 31, 2005.
Exhibit 99.2:	Press announcement, dated February 7, 2006, entitled “Resignation of Non-Executive Director and Appointment of Non-Executive Director.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing
International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: February 8, 2006

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press announcement, dated February 6, 2006, containing the Registrant’s results of operations for the three months ended December 31, 2005.

Exhibit 99.2:	Press announcement, dated February 7, 2006, entitled “Resignation of Non-Executive Director and Appointment of Non-Executive Director.”

Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2005

•	Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended December 31, 2005. Sales increased 7.5% in the fourth quarter of 2005 to $333.1 million from $310.0 million in the prior quarter. The Company reported an increase in capacity to 152,219 8-inch equivalent wafers per month and a utilization rate of 93% in the fourth quarter of 2005. Gross margins were 12.9% in the fourth quarter of 2005 compared to 8.2% in the third quarter of 2005. Net loss decreased to $15.0 million in the fourth quarter of 2005 compared to a net loss of $26.1 million in the third quarter of 2005. Compared to the third quarter of 2005, wafer shipments increased 5.8% to 376,227 8-inch wafers in the fourth quarter of 2005.

•	Set out below is a copy of the full text of the press release made in the United States by the Company on February 6, 2006 in relation to its results for the three months ended December 31, 2005.

•	This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as the Company made the press release, reproduced below, on February 6, 2006.

Set out below is a copy of the full text of the press release made in the United States by the Company on February 6, 2006 in relation to its results for the three months ended December 31, 2005.

All currency figures stated in this report are in U.S. Dollars unless stated otherwise. The financial statement amounts in this report are determined in accordance with U.S. GAAP.

SMIC REPORTS 2005 FOURTH QUARTER RESULTS

Highlights

•	Sales increased to $333.1 million in 4Q05, up 7.5% from $310.0 million in 3Q05.

•	Capacity increased to 152,219 8-inch equivalent wafers per month.

•	Utilization rate increased to 93% in 4Q05 from 92% in 3Q05.

•	Gross margins were 12.9% in 4Q05 up from 8.2% in 3Q05.

•	Net loss decreased to $15.0 million in 4Q05 from $26.1 million in 3Q05.

•	Compared to 3Q05, wafer shipments increased 5.8% to 376,227 8-inch wafers.

Shanghai, China - February 6, 2006. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended December 31, 2005. Sales increased 7.5% in the fourth quarter of 2005 to $333.1 million from $310.0 million in the prior quarter. The Company reported an increase in capacity to 152,219 8-inch equivalent wafers per month and a utilization rate of 93% in the fourth quarter of 2005. Gross margins were 12.9% in the fourth quarter of 2005 compared to 8.2% in the third quarter of 2005. Net loss decreased to $15.0 million in the fourth quarter of 2005 compared to a net loss of $26.1 million in the third quarter of 2005. Compared to the third quarter of 2005, wafer shipments increased 5.8% to 376,227 8-inch wafers in the fourth quarter of 2005.

“We continue to receive strong orders from our broad customer base across leading edge and mainstream technology nodes,” said Dr. Richard Chang, President and Chief Executive Officer of SMIC. “As a result, our revenues and the average selling price of our wafers increased during the fourth quarter.

We continue to generate strong cash flows from operations. We generated $174 million in cash from our operations during the fourth quarter and $648 million in 2005. With almost $600 million of available cash on hand and over $600 million in available credit facilities, including the recently completed $105 million loan facility guaranteed by Atradius Dutch State Business N.V. of Amsterdam, we will continue to expand our capacity at our existing sites. Our 2006 capital expenditure budget will be approximately $1.1 billion, which will be scalable depending on market conditions. In addition, we will pursue alternative opportunities to expand our capacity through the use of strategic alliances.

During the fourth quarter, we commenced commercial production for nine new customers, two of whom are among the top fabless companies in the world. We also taped out nineteen new products, of which over half are products for Mainland China customers. Our Mainland China customers continue to represent an important area of growth. More than 8% of our revenues in December 2005 was generated from Mainland Chinese fabless companies. The new products we manufactured for those companies include the first 3G baseband chips on 0.13 micron process for the TD-SCDMA, WCDMA, and CDMA2000 standards, a digital satellite receiver chip for set-top boxes, and an HDTV video processor chip.

Our joint venture projects continue to progress on schedule. Specifically, our testing and assembly project in Chengdu began pilot production in December 2005 and is ramping up quickly. We anticipate that starting in the first quarter of 2006, we will offer in-house turn-key manufacturing services in China. In addition, our joint venture with Toppan to manufacture on-chip color filters and micro lenses began pilot production in December 2005 and is currently under qualification.”

Conference call/Webcast announcement details

Date: February 7, 2006

Time: 8:00 a.m. Shanghai time

Dial-in numbers and pass code: U.S. 1-617-614-2714 or HK 852-3002-1672 (Pass code: SMIC).

A live webcast of the 2005 fourth quarter announcement will be available at http://www.smics.com under the “Investor Relations” section. An archived version of the webcast, along with a soft copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI, SEHK: 0981.HK), headquartered in Shanghai, China, is an international company and one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35µm to 90µm and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing, the first 12-inch fab in China. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. SMIC’s pool of talent includes over 2,500 semiconductor industry experts and technical staff. SMIC has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, BS7799 and ISO14001 certifications. For additional information, please visit http://www.smics.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release and the attachments contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements about SMIC’s anticipated product development, product introduction and future performance, statements regarding SMIC’s continued expansion of capacity at SMIC’s existing sites, statements regarding SMIC’s 2006 capital expenditure budget of approximately $1.1 billion, which will be scalable, statements regarding SMIC’s pursuit of alternative opportunities to expand capacity through strategic alliances, statements regarding SMIC’s anticipated offering of in-house turn-key manufacturing services in China starting in the first quarter of 2006, as well as the statements under “1Q06 Outlook” below, are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely and successful introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on Form 20-F filed with the SEC on June 28, 2005, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its registration statement on Form A-1 as filed with the Stock Exchange of Hong Kong (SEHK) on March 8, 2004, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Contacts:

Jimmy Lai	Calvin Lau
Investor Relations Department	Investor Relations Department
Tel: 86-21-5080-2000, ext. 16088	Tel: 86-21-5080-2000, ext. 16693
Fax: 86-21-5080-3619	Fax: 86-21-5080-3619
Mobile: 852-9435-2603
Mobile: 86-13636468590

Summary:

Amounts in US$ thousands, except for EPS and operating data

	4Q05	3Q05	QoQ	4Q04	YoY
Sales	333,052	309,959	7.5%	291,842	14.1%
Cost of sales	290,094	284,686	1.9%	231,293	25.4%
Gross profit	42,958	25,273	70.0%	60,549	-29.1%
Operating expenses	51,756	46,219	12.0%	83,937	-38.3%
(Loss) from operations	(8,798)	(20,946)	-58.0%	(23,388)	-62.4%
Other income (expenses)	(5,852)	(5,602)	4.5%	12,358	—
Income tax	152	6	2,433.3%	186	-18.3%
Net (loss) after income taxes	(14,802)	(26,554)	-44.3%	(11,216)	32.0%
Minority interest	(176)	439	-140.1%	—	—
Deemed dividend on preference shares	—	—	—	—	—
(Loss) attributable to holders of ordinary shares	(14,978)	(26,115)	-42.6%	(11,216)	33.5%

Gross margin	12.9%	8.2%		20.7%
Operating margin	-2.6%	-6.8%			-8.0%

Basic EPS - per ordinary share(1)	$(0.0008)	$(0.0014)		$(0.0006)
Basic EPS - per ADS	$(0.0410)	$(0.0718)		$(0.0311)
Diluted EPS - per ordinary share	$(0.0008)	$(0.0014)		$(0.0006)
Diluted EPS - per ADS	$(0.0410)	$(0.0718)		$(0.0311)

Wafers shipped (in 8” wafers)(2)	376,227	355,664	5.8%	303,796	23.8%
Logic ASP (3)	$953	$989	-3.6%	$1,020	-6.6%
Blended ASP	$855	$841	1.7%	$917	-6.8%
Simplified ASP (4)	$885	$871	1.6%	$961	-7.9%
Capacity utilization	93%	92%	95%

Note:

(1)	Based on weighted average ordinary shares of 18,251 million in 4Q05, 18,180 million in 3Q05 and 18,006 million in 4Q04
(2)	Including copper interconnects
(3)	Excluding copper interconnects
(4)	Total sales/total wafers shipped

•	Sales increased to $333.1 million in 4Q05, up 7.5% QoQ from $310.0 million in 3Q05 and up 14.1% YoY from $291.8 million in 4Q04. Key factors leading to these increases were the following:

•	increased capacity to 152,219 8-inch equivalent wafers;

•	increased 8-inch equivalent wafer shipments to 376,227, up 5.8% QoQ from 355,664 in 3Q05;

•	increased blended ASP by 1.7% QoQ; and

•	increased utilization rate to 93%.

•	Cost of sales increased to $290.1 million in 4Q05, up 1.9% QoQ from $284.7 million in 3Q05, primarily due to an increase in wafer shipments.

•	Gross profit increased to $43.0 million in 4Q05, up 70.0% QoQ from $25.3 million in 3Q05 and down 29.1% YoY from $60.5 million in 4Q04.

•	Gross margins increased to 12.9% in 4Q05 from 8.2% in 3Q05, primarily due to a higher blended ASP and a lower inventory write down.

•	R&D expenses increased to $23.7 million in 4Q05, up 23.5% QoQ from $19.2 million in 3Q05, primarily due to manufacturing process technology development costs.

•	G&A expenses decreased to $8.1 million in 4Q05, down 11.0% QoQ from $9.1 million in 3Q05, primarily due to a decrease in legal fees.

•	Selling & marketing expenses increased to $5.7 million in 4Q05, up 40.0% QoQ from $4.1 million in 3Q05, primarily due to an increase in engineering material expenses associated with sales activities.

•	Amortization of intangible assets representing amortization expenses associated with the acquisition of intangible assets, decreased to $10.6 million in 4Q05, down 0.2% QoQ from $10.7 million in 3Q05.

•	Loss from operations decreased to a loss of $8.8 million in 4Q05, down 58.0% QoQ from a loss of $20.9 million in 3Q05 and down 62.4% YoY from a loss of $23.4 million in 4Q04.

•	Other non-operating loss of $5.9 million in 4Q05, up 4.5% QoQ from a loss of $5.6 million in 3Q05.

•	Interest expenses increased to $11.8 million in 4Q05, up 14.1% QoQ from $10.3 million in 3Q05, primarily due to the increase in cost of borrowing.

•	Net foreign exchange loss of $0.7 million based on a foreign exchange loss of $0.6 million in G&A and a foreign exchange loss of $0.1 million relating to a non-operating activities resulting from financing or investment transactions (i.e. forward contracts) classified as other income (expenses). The total net foreign exchange gain for 2005 was $1.8 million.

•	Net loss decreased to $15.0 million, down 42.6% QoQ from $26.1 million in 3Q05 and up 33.5% from a net loss of $11.2 million in 4Q04.

1.	Analysis of revenues

Sales analysis

	4Q05	3Q05	2Q05	1Q05	4Q04
By Application
Computer	34.8%	33.7%	39.8%	36.8%	26.8%
Communications	43.8%	39.8%	40.4%	44.5%	58.1%
Consumer	16.6%	22.8%	15.2%	13.6%	10.2%
Others	4.8%	3.7%	4.6%	5.1%	4.9%

	4Q05	3Q05	2Q05	1Q05	4Q04
By Device
Logic (including copper interconnect)	65.3%	65.5%	58.9%	61.9%	75.1%
DRAM(1)	31.3%	31.0%	36.5%	33.0%	20.4%
Other (mask making & probing, etc.)	3.4%	3.5%	4.6%	5.1%	4.5%

	4Q05	3Q05	2Q05	1Q05	4Q04
By Customer Type
Fabless semiconductor companies	43.2%	43.2%	42.2%	48.1%	50.2%
Integrated device manufacturers (IDM)	51.7%	52.8%	55.2%	49.6%	47.5%
System companies and others	5.1%	4.0%	2.6%	2.3%	2.3%

	4Q05	3Q05	2Q05	1Q05	4Q04
By Geography
North America	39.2%	42.9%	40.8%	40.4%	34.9%
Asia Pacific (ex. Japan)	28.2%	25.7%	26.3%	26.9%	43.5%
Japan	3.6%	4.5%	6.0%	8.0%	8.8%
Europe	29.0%	26.9%	26.9%	24.7%	12.8%

Wafer revenue analysis

	4Q05	3Q05	2Q05	1Q05	4Q04
% Revenues by Technology (logic, DRAM & copper interconnects only) of Total Wafer Revenues
0.13µm	42.9%	43.8%	44.5%	29.2%	13.8%
0.15µm	5.2%	2.7%	2.5%	12.5%	14.9%
0.18µm	42.3%	45.3%	40.7%	40.3%	33.6%
0.25µm	3.3%	3.1%	3.9%	4.6%	6.0%
0.35µm	6.3%	5.1%	8.4%	13.4%	31.7%

	4Q05	3Q05	2Q05	1Q05	4Q04
% Revenues by Technology of Logic Only Revenues(1)
0.13µm(2)	10.9%	14.7%	12.6%	5.4%	2.4%
0.15µm	8.6%	5.3%	4.8%	2.2%	5.3%
0.18µm	65.3%	67.4%	59.4%	59.8%	38.2%
0.25µm	4.8%	4.0%	7.1%	7.1%	7.8%
0.35µm	10.4%	8.6%	16.1%	25.5%	46.3%

Note:

(1)	Excluding 0.13µm copper interconnects
(2)	Represents revenues generated from manufacturing full flow wafers

•	Sales from the communications products segment grew faster than other applications in 4Q05 compared to 3Q05.

•	Percentage of sales generated from Asia Pacific (ex. Japan) and European customers in 4Q05 increased to 28.2% and 29.0%, as compared to 25.7% and 26.9% in 3Q05, respectively.

•	Percentage of wafer revenues from 0.18µm and below technologies decreased to 90.4% of sales in 4Q05, as compared with 91.8% in 3Q05, and increased from 62.3% in 4Q04.

•	Percentage of logic only wafer revenues from 0.18m and below technologies decreased to 84.8% of sales in 4Q05, as compared with 87.4% in 3Q05 and 45.9% in 4Q04.

Capacity:

	4Q05(1)	3Q05(1)
Fab/(Wafer Size)
Fab 1 (8”)	43,441	43,000
Fab 2 (8”)	46,451	44,378
Fab 4 (12”)	27,368	21,605
Fab 7 (8”)	15,000	15,000

Total monthly wafer fabrication capacity	132,260	123,983

Copper Interconnects:
Fab 3 (8”)	19,959	19,205

Total monthly copper interconnect capacity	19,959	19,205

Note:

(1)	Wafers per month at the end of the period in 8” wafers

•	As of the end of 4Q05, monthly capacity increased to 152,219 8-inch equivalent wafers.

Shipment and utilization:

	4Q05	3Q05	2Q05	1Q05	4Q04
8” wafers
Wafer shipments including copper interconnects	376,227	355,664	330,499	284,912	303,796
Utilization rate(1)	93%	92%	87%	85%	95%

Note:

(1)	Capacity utilization based on total wafer out divided by estimated capacity

•	Wafer shipments increased to 376,227 units of 8-inch equivalent wafers in 4Q05, up 5.8% QoQ from 355,664 units of 8-inch equivalent wafers in 3Q05, and 23.8% YoY from 303,796 8-inch equivalent wafers in 4Q04.

•	Utilization rate increased to 93%.

Blended and simplified average selling price trend	Logic average selling price trend (excluding 0.13µm copper interconnects)

The blended and simplified ASP increased to $855 and $885 in 4Q05 from $841 and $871 in 3Q05 respectively, mainly due to an improvement in the DRAM pricing environment.	The logic ASP (excluding 0.13µm copper interconnects) decreased to $953 in 4Q05 from $989 in 3Q05 mainly due to a change in product mix.

2.	Detailed financial analysis

Gross profit analysis

Amounts in US$ thousands

	4Q05	3Q05	QoQ	4Q04	YoY
Cost of sales	290,094	284,686	1.9%	231,293	25.4%
Depreciation	176,545	167,919	5.1%	130,839	34.9%
Other manufacturing costs	113,549	116,767	-2.8%	100,454	13.0%
Gross Profit	42,958	25,273	70.0%	60,549	-29.1%
Gross Margin	12.9%	8.2%		20.7%

•	Cost of sales increased to $290.1 million in 4Q05, up 1.9% QoQ from $284.7 million in 3Q05, primarily due to an increase in wafer shipments.

•	Gross profit increased to $43.0 million in 4Q05, up 70.0% QoQ from $25.3 million in 3Q05 and down 29.1% YoY from $60.5 million in 4Q04.

•	Gross margins increased to 12.9% in 4Q05 from 8.2% in 3Q05, primarily due to a higher blended ASP and a lower inventory write down.

Operating expense analysis

Amounts in US$ thousands

	4Q05	3Q05	QoQ	4Q04	YoY
Total operating expenses	51,756	46,219	12.0%	83,937	-38.3%
Research and development	23,747	19,230	23.5%	24,747	-4.0%
General and administrative	8,122	9,122	-11.0%	25,476	-68.1%
Selling and marketing	5,699	4,072	40.0%	2,544	124.1%
Litigation settlement	—	—	—	23,153	—
Amortization of intangible assets	10,640	10,660	-0.2%	4,092	160.0%
Amortization of deferred stock compensation	3,548	3,135	13.2%	3,925	-9.6%

•	Total operating expenses were $51.8 million in 4Q05, an increase of 12.0% QoQ from $46.2 million in 3Q05.

•	R&D expenses increased to $23.7 million in 4Q05, up 23.5% QoQ from $19.2 million in 3Q05, primarily due to manufacturing process technology development costs.

•	G&A expenses including foreign exchange decreased to $8.1 million in 4Q05, down 11.0% QoQ from $9.1 million in 3Q05, primarily due to a decrease in legal fees.

•	Selling & marketing expenses increased to $5.7 million in 4Q05, up 40.0% QoQ from $4.1 million in 3Q05, primarily due to an increase in engineering material expenses associated with sales activities.

•	Amortization of acquired intangible assets representing amortization expenses associated with the acquisition of intangible assets, decreased to $10.6 million in 4Q05, down 0.2% QoQ from $10.7 million in 3Q05.

Other income (expenses)

Amounts in US$ thousands

	4Q05	3Q05	QoQ	4Q04	YoY
Other income (expenses)	(5,852)	(5,602)	4.5%	12,358	—
Interest income	4,120	3,278	25.7%	3,264	26.2%
Interest expense	(11,792)	(10,334)	14.1%	(4,581)	157.4%
Other, net	1,820	1,454	25.2%	13,675	-86.7%

•	Other non-operating loss of $5.9 million in 4Q05 up 4.5% QoQ from a loss of $5.6 million in 3Q05.

•	Interest expenses increased to $11.8 million in 4Q05, up 14.1% QoQ from $10.3 million in 3Q05, primarily due to the increase in cost of borrowing.

3.	Liquidity

Amounts in US$ thousands

	4Q05	3Q05
Cash and cash equivalents	585,797	576,767
Short term investments	13,796	5,582
Accounts receivable	241,334	212,823
Inventory	191,238	182,851
Others	15,300	12,582
Total current assets	1,047,465	990,605

Accounts payable	262,318	259,797
Short-term borrowings	265,481	266,589
Current portion of long-term debt	246,081	246,081
Others	122,158	113,154
Total current liabilities	896,038	885,621

Cash Ratio	0.7x	0.7x
Quick Ratio	0.9x	0.9x
Current Ratio	1.2x	1.1x

Receivable/Inventory days outstanding trends

Capital Structure

Amounts in US$ thousands

	4Q05	3Q05
Cash and cash equivalents	585,797	576,767
Short-term investment	13,796	5,582

Current portion of promissory note	29,242	19,578
Promissory note	103,254	116,749

Short-term borrowings	265,481	266,589
Current portion of long-term debt	246,081	246,081
Long-term debt	494,556	444,566
Total debt	1,006,118	957,236

Net cash	(539,021)	(511,214)

Shareholders’ equity	3,026,099	3,034,237

Total debt to equity ratio	33.2%	31.5%

4.	Cashflow & Capex

Amounts in US$ thousands

	4Q05	3Q05
Net loss	(14,978)	(26,115)
Depreciation & amortization	201,358	192,347
Amortization of acquired intangible assets	10,640	10,661

Net change in cash	9,030	474

Capex plans

•	Capital expenditures for 4Q05 was $229.8 million.

•	Planned capital expenditures for 2006 will be approximately $1.1 billion and will be adjusted based on market conditions.

5.	1Q06 outlook

The following statements are forward looking statements which are based on current expectation and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” above.

•	Wafer shipments expected to increase between 2% to 4%.

•	Utilization is expected to be approximately 92% to 94%.

•	Blended ASP QoQ expected to be approximately flat.

•	Gross margins expected to be roughly at the same level as 4Q05.

•	Operating expense as a percentage of sales expected to be in the 16% to 18% range.

•	Non-operating interest expense expected to be approximately $14.0 million due to the additional draw down of existing credit facilities.

•	Capital expenditures of approximately $250 million to $300 million.

•	Depreciation and amortization of approximately $225 million.

•	With the adoption of FASB 123R beginning in January 2006, stock based compensation charge of approximately $7.2 million, of which approximately $4.2 million will be charged to operating expenses and $3.0 million to cost of sales.

6.	Recent announcements

•	SMIC-Manufactured, Guoxin-Designed Chip Wins Technology Innovation Award [2006-01-18]

•	SMIC and ARC International To Jointly Bring Configurable Processors to China [2006-01-09]

•	SMIC Adopts Mentor Graphics’ Eldo Simulator for Analog Circuits for its 0.13-micron and Below Process Nodes [2006-01-06]

•	Infineon and SMIC Extend Agreement into 90nm Manufacturing [2006-01-06]

•	SMIC Extends NROM Technology License Agreement With SAIFUN [2006-01-04]

•	SMIC Announces LDO Linear Voltage Regulator IP Series [2005-12-21]

•	SMIC Obtains Euro 85 Million Long Term Credit Facility [2005-12-14]

•	SMIC starts volume production of 0.18µm Color-VGA CMOS Image Sensor (CIS) wafers [2005-12-07]

•	SMIC Announces Availability of 0.18µm EEPROM Process Technology and EEPROM IP Design Platform [2005-12-02]

•	Change of Address of Principal Place of Business [2005-12-01]

•	SMIC and Magma Announce RTL-to-GDSII Reference Design Flow for 0.13-Micron SoCs [2005-11-15]

•	SMIC starts volume production of LCOS backplane wafers for 1080P Rear Projection HDTV market [2005-11-11]

•	SMIC reports 2005 third quarter results [2005-10-28]

•	VeriSilicon and SMIC Jointly Announce Standard Design Platform for SMIC’s Advanced 0.13-micron CMOS Process Technology [2005-10-28]

•	SMIC Holds 2005 Technology Symposium in Shenzhen [2005-10-13]

•	SMIC and CYIT Successfully Manufacture 0.13µm 3G Handset Chips [2005-10-12]

•	SMIC Enters into Joint Development Effort with Luminescent for its 65nm and Below Process Nodes [2005-10-06]

Please visit SMIC’s website at http://www.smics.com/website/enVersion/Press_Center/pressRelease.jsp for further details regarding the recent announcements.

SMIC FINANCIALS

CONSOLIDATED BALANCE SHEET

(In US dollars)

	As of the end of
	December 31, 2005	September 30, 2005
	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	585,796,887	576,766,591
Short term investments	13,795,859	5,581,511
Accounts receivable, net of allowances of $1,091,340 and $284,091, respectively	241,333,914	212,822,764
Inventories	191,237,636	182,850,604
Prepaid expense and other current assets	15,300,591	12,583,729

Total current assets	1,047,464,887	990,605,199

Land use rights, net	34,767,518	38,136,980
Plant and equipment, net	3,285,631,131	3,284,892,971
Acquired intangible assets, net	195,178,898	202,843,555
Long-term investment	17,820,890	18,340,174
Other non-current assets	2,552,407	—

TOTAL ASSETS	4,583,415,731	4,534,818,879

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	262,318,432	259,796,976
Accrued expenses and other current liabilities	92,916,030	93,576,700
Short-term borrowings	265,481,082	266,589,185
Current portion of promissory note	29,242,001	19,577,936
Current portion of long-term debt	246,080,580	246,080,580

Total current liabilities	896,038,125	885,621,377

Long-term liabilities:
Promissory note	103,254,436	116,748,925
Long-term debt	494,556,385	444,566,420
Other long-term payable	24,686,398	15,039,304

Total long-term liabilities	622,497,219	576,354,649

Total liabilities	1,518,535,344	1,461,976,026

Commitments
Minority interest	38,781,863	38,605,893
Stockholders’ equity:
Ordinary shares $0.0004 par value, 50,000,000,000 shares authorized, shares issued and outstanding 18,301,680,867 and 18,282,217,408, respectively	7,320,674	7,312,888
Warrants	32,387	32,387
Additional paid-in capital	3,291,407,447	3,290,310,978
Notes receivable from stockholders	—	(247,137)
Accumulated other comprehensive income	138,978	794,214
Deferred stock compensation	(24,881,919)	(31,025,668)
Accumulated deficit	(247,919,043)	(232,940,702)

Total stockholders’ equity	3,026,098,524	3,034,236,960

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	4,583,415,731	4,534,818,879

CONSOLIDATED STATEMENT OF OPERATIONS

(In US dollars)

	For the three months ended
	December 31, 2005	September 30, 2005
	(unaudited)	(unaudited)
Sales	333,051,413	309,959,083
Cost of sales	287,156,674	281,908,983
Cost of sales – Amortization of deferred stock compensation	2,937,243	2,777,550

Gross profit	42,957,496	25,272,550

Operating expenses:
Research and development	23,746,620	19,229,715
General and administrative	8,121,786	9,121,980
Selling and marketing	5,699,526	4,071,957
Amortization of acquired intangible assets	10,639,905	10,660,670
Amortization of deferred stock compensation*	3,548,051	3,134,817

Total operating expenses	51,755,888	46,219,139

Loss from operations	(8,798,392)	(20,946,589)

Other income (expenses):
Interest income	4,119,974	3,277,964
Interest expense	(11,791,740)	(10,333,503)
Others, net	2,214,436	1,453,794

Total other income (expenses), net	(5,457,330)	(5,601,745)

Share of loss of affiliate company	(395,013)	—

Net loss before income taxes	(14,650,735)	(26,548,334)

Income tax	151,636	6,068
Minority interest	(175,970)	438,934

Net loss	(14,978,341)	(26,115,468)

Deemed dividends on preference shares	—	—

Loss attributable to holders of ordinary shares	(14,978,341)	(26,115,468)

Loss per share, basic	(0.0008)	(0.0014)

Loss per ADS, basic(1)	(0.0410)	(0.0718)

Loss per share, diluted	(0.0008)	(0.0014)

Loss per ADS, diluted(1)	(0.0410)	(0.0718)

Ordinary shares used in calculating basic income per ordinary share (in millions)	18,251	18,180

Ordinary shares used in calculating diluted income per ordinary share (in millions)	18,251	18,180

* Amortization of deferred stock compensation related to:

Research and development	1,217,349	1,125,943
General and administrative	1,681,284	1,403,732
Selling and marketing	649,418	605,142

Total	3,548,051	3,134,817

CONSOLIDATED STATEMENT OF CASH FLOWS

(In US dollars)

	For the three months ended
	December 31, 2005	September 30, 2005
	(unaudited)	(unaudited)
Operating activities:
Loss attributable to holders of ordinary shares	(14,978,341)	(26,115,468)
Deemed dividends on preference shares	—	—

Net loss	(14,978,341)	(26,115,468)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest	175,970	(438,934)
Gain (loss) on disposal of plant and equipment	(1,776,513)	(1,245,543)
(Reversal of) Bad debt expense	807,249	174,729
Depreciation and amortization	201,358,428	192,347,054
Amortization of acquired intangible assets	10,639,905	10,660,671
Amortization of deferred stock compensation	6,485,294	5,912,367
Non-cash interest expense on promissory notes	2,037,607	1,033,022
Loss on long-term investment	519,284	784,556
Changes in operating assets and liabilities:
Accounts receivable	(29,318,399)	(16,865,479)
Inventories	(8,387,032)	(6,348,289)
Prepaid expense and other current assets	(5,937,696)	2,864,683
Accounts payable	(5,242,931)	24,244,703
Accrued expenses and other current liabilities	17,817,242	12,330,949

Net cash provided by operating activities	174,200,067	199,339,021

Investing activities:
Purchases of plant and equipment	(208,688,953)	(188,180,850)
Purchases of acquired intangible assets	(3,749,999)	(2,663,628)
Purchase of short-term investments	(12,183,063)	(5,217,982)
Proceeds paid for long-term investment	—	(9,600,000)
Sale of short-term investments	3,983,468	2,412,898
Proceeds received from living quarter sales	7,948,629	4,614,394
Proceeds from disposal of fixed assets	2,630,000	—

Net cash used in investing activities	(210,059,918)	(198,635,168)

Financing activities:
Proceeds from short-term borrowings	64,320,752	91,918,751
Proceeds from long-term debt	49,909,022	74,985,000
Repayment of long-term debt	—	(124,769,718)
Repayment of promissory notes	(5,000,000)	—
Repayment of short-term borrowings	(65,347,912)	(49,330,000)
Proceeds from exercise of employee stock options	762,710	561,806
Collection of notes receivables from employees	247,137	40,492
Proceeds from government grant	—	6,456,486

Net cash provided by financing activities	44,891,709	(137,183)

Effect of foreign exchange rate changes	(1,562)	(92,258)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,030,296	474,412

CASH AND CASH EQUIVALENTS, beginning of period	576,766,591	576,292,179

CASH AND CASH EQUIVALENTS, end of period	585,796,887	576,766,591

As at the date of this announcement, the directors of the Company are Yang Yuan Wang as Chairman and independent non-executive director of the Company; Richard R. Chang as executive director of the Company; Fang Yao as a non-executive director of the Company; and Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw and Lip-Bu Tan as independent non-executive directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC

February 6, 2006

*	For identification only

Exhibit 99.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0981)

RESIGNATION OF NON-EXECUTIVE DIRECTOR AND

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The board of directors (the “Board”) of Semiconductor Manufacturing International Corporation (the “Company”) announces that with effect from February 6, 2006:

1)	Mr. Cai Lai Xing (“Mr. Cai”) resigned as Non-Executive Director of the Company; and

2)	Upon the resignation of Mr. Cai, Mr. Fang Yao (“Mr. Yao”) ceased to be alternate director to Mr. Cai and was appointed as Non-Executive Director of the Company.

Mr. Cai was appointed as Non-Executive Director of the Company in March 2004 and is the Chairman and a member of the board of directors of Shanghai Industrial Holdings Limited and the chairman and a member of the board of directors of Shanghai Industrial Investment (Holdings) Company Limited. Due to personal reasons, Mr. Cai resigned as Non-Executive Director of the Company with effect from February 6, 2006. Mr. Cai confirmed that he has no disagreement with the Board and that there are no other matters in respect of his resignation that need to be brought to the attention of the shareholders of the Company. The Board would like to take this opportunity to thank Mr. Cai for his valuable service and contributions to the Company.

Mr. Yao is an executive director of Shanghai Industrial Holdings Limited. Mr. Yao also serves as a director and general manager of Shanghai Industrial United Holdings Co., Ltd., Chairman of Guangdong Techpool Bio-Pharma Co., Ltd. and Shanghai

Sunway Biotech Co., Ltd., Vice Chairman of Bright Dairy and Food Co., Ltd. and Shenzhen KangTai Biological Products Co., Ltd. and a director of Microport Medical (Shanghai) Co., Ltd., XiaMen Traditional Chinese Medicine Co., Ltd. and Shanghai Industrial Development Co., Ltd. He graduated from Chinese University of Hong Kong with a master’s degree in Business Administration and has over 10 years experience in money and capital markets.

Mr. Yao will hold the office of Non-Executive Director of the Company until the next annual general meeting of the shareholders of the Company or his successor is elected or qualified. Save for the fact that Mr. Yao is an executive director of Shanghai Industrial Holdings Limited, a substantial shareholder of the Company, Mr. Yao is not otherwise connected with any directors, senior management or substantial or controlling shareholders of the Company, nor is he interested in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As at the date of this announcement, the directors of the Company are Yang Yuan Wang as Chairman and independent non-executive director of the Company; Richard R. Chang as executive director of the Company; Fang Yao as non-executive director of the Company; and Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw and Lip-Bu Tan as independent non-executive directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC

February 7, 2006

*	For identification only